SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

To our Shareholders,

Pursuant to the legal and statutory provisions, the Management of Telemig Celular Participações S.A. (Telemig Celular) would like to submit to your evaluation the Company's Management Report, Social Report, and Financial and Consolidated Financial Statements, with the report of the Independent Auditors and the Fiscal Council, for the fiscal year ended December 31, 2005.

MESSAGE TO SHAREHOLDERS

Telemig Celular ended 2005 with the industry’s highest EBITDA margin for the second year in a row—37.5% of total net revenues. More than that, the Company sustained its market leadership, expanded its GSM/EDGE network—the most up-to-date in the state of Minas Gerais—and remained the operator serving the largest number of locations in its authorization area.
The commitment of our employees, the strength of our brand and our social initiatives were reflected in our excellent operational and financial performance, and contributed to the successful entry into the Triângulo Mineiro region, where the Company obtained a 12.4% market share in less than a year of operations, more than twice the market share normally achieved by a fourth entrant into a new market.
The Company’s EBITDA margin, its negative net debt of R$450 million and its all-time high R$174 million net income obtained in 2005 show the steady management of the financial area, which reinforces one of Telemig Celular’s three strategic foundations—Profitability—without compromising the other two—Growth and "Clientivity".
This is evidenced by the fact that, concurrently with the expressive economic results, our client base increased 20%, from 2,777,282 in 2004 to 3,344,184 in 2005. And this expansion did not take place at the expense of quality, which is reflected in indicators, such as the maintenance of the average revenue per customer at levels compatible with the current competitive environment, in which operators tend to offer higher subsidies, and with tariff adjustments at levels lower than the expected. This can also be perceived by the bad debt—only 2.0% of net service revenues—which results from a series of factors, such as the revision of credit policies, the adoption of plans and service offers suitable for different consuming profiles, and the establishment of a transparent relationship with consumers.
The Company continued to carry out the expansion and improvement of its GSM/EDGE network, which already enables consumers from Minas Gerais to access some of the most advanced features in mobile telephony services. However, the TDMA network continues to be used with the same quality that has always characterized Telemig Celular. By the end of 2005, 535 locations were served by the Operator.
In 2005, Telemig Celular invested R$277 million in improving its networks, developing and enhancing its IT solutions, and in several other crucial areas, allowing it to achieve its declared goal of sustainable growth. As a result, it was ranked as Brazil’s Best Telecom Company by the magazine IstoÉ Dinheiro for the second successive year. In addition, it enhanced its practices based on surveys and information management, so that its relationship with customers has become increasingly closer. The Company invested in the development of its Customer Relationship Center (CRC), in its Customer-Oriented System (COS)—one of the world’s most advanced Customer Relationship Management (CRM) systems—and in various other solutions, making life easier for its employees and customers.
At the end of 2005, 38% of the Company’s customer base had enrolled into Você (You), its highly successful customer relationship program. Thanks to the outstanding quality of this initiative, Telemig Celular received the Best Customer Relationship

Program award, in the Telecoms category, granted by the Brazilian Association of Customer-Company Relations.
Telemig Celular was also a pioneer in Brazil with its Charging Gateway, a system that carries out, in real time, active measurement, authorization, tariff pricing and value-added services invoicing, bringing benefits to the Company (thanks to the flexibility and reduction of revenue losses), its consumers (who know the exact amount to be paid prior to using the service), and its partners and suppliers. To simplify customers’ lives, a new sales channel was created. Called Televendas (Telesales), it already accounts for a substantial portion of the purchases of postpaid service users. The first self-service terminals, which enable users to access more than ten different services, were also introduced, offering enhanced speed in customer service.
Once again, our 2,378 employees proved to be an absolutely invaluable asset to our businesses. They incorporated the concept of Entrepreneurship and are constantly pursuing the best possible results, to ensure Telemig Celular’s sustainability and customer and investor satisfaction.
In order to cement its ties with the communities where it operates, the Company continued to invest in projects capable of changing people’s lives, such as the Pró-Conselho (Pro-Council). Thanks to it, the state of Minas Gerais is complying with Brazil’s Statute of the Child and the Adolescent, enacted in 1990, with the creation of Guardianship Councils and the Council for the Rights of the Child and the Adolescent. The initiative was so successful that it became a national public policy, with the creation of the Pró-Conselho Brasil (Pro-Council Brazil) in 2004.
In the area of Corporate Governance, there were changes in the Fiscal Council (Conselho Fiscal) so that it could act as an Audit Committee (Comitê de Auditoria) in order to fully comply with the Sarbanes-Oxley Act. Introduced in the United States to protect its stock markets, the Act also applies to foreign issuers trading shares on the US stock markets, such as Telemig Celular Participações S.A., which has American Depositary Receipts (ADRs) traded on the New York Stock Exchange. Its goal is to improve Corporate Governance standards, establishing rules that ensure the transparency and credibility of the information companies present to their shareholders and the market.
Transparency has always been one of Telemig Celular’s hallmarks, and this was proved in 2005, by the way it handled the issues involving the Company, when it was mentioned in the sessions of the Parliamentary Inquiry Committee (CPMI), appointed by Brazil’s National Congress to verify accusations of wrongful conduct at the Empresa Brasileira de Correios e Telégrafos, Brazil’s federal government-owned postal service company, related to two advertising agencies that had previously provided services to the Company. Telemig adopted a pro-active behavior to clarify these issues. As a result, the Company hired Ernst & Young to prepare a report analyzing the invoices related to the payments made to the companies DNA Propaganda and SMP&B. In addition, it voluntarily sent all copies of invoices to the CPMI. It also received at its headquarters auditors from the Brazilian Securities and Exchange Commission (CVM) and facilitated their access to all information requested, therefore clarifying the unfounded accusations spread by the media.
This open attitude drives the Company’s conduct and encourages it to face the challenges set for the next year. The first of them is to balance its strategic foundations. Therefore, although it intends to maintain excellent profitability records, Telemig Celular believes that remaining the market leader is a fundamental asset, requiring bigger investments in the expansion of its customer base and in the retention of its best customers.
Because it believes that leadership is inextricably tied to the capacity to innovate, Telemig Celular is already prepared to offer a VoIP-based service as soon as the regulators reach a final decision on this matter. As the first mobile operator in Brazil to test the WiMAX technology, it enjoys a comfortable position vis-à-vis the competition should the service be launched.
Telemig Celular is ready to fulfill its goals and achieve its objectives, especially thanks to its employees, who provide the Company with an enormous competitive differential, by fully complying with its corporate values. Not only do they ensure the Company’s strength, credibility and continuity in the market, but they are also pivotal in the creation of value for our customers and investors, as well as being crucial in the development of suppliers. The Company would like to thank all of those who continuously contribute to Telemig Celular’s growth, success and leadership. Finally, the Company would like to make a commitment to working constantly to improve its performance and, consequently, to contribute to the development of the industry, Minas Gerais and Brazil.

STRATEGY, INVESTMENTS AND PROSPECTS

STRATEGY

Telemig Celular devotes considerable efforts to reinforce the three foundations responsible for maintaining it at the forefront of the Minas Gerais' market and for helping it achieve positive operational and financial results: Growth, "Clientivity" and Profitability. These foundations are interconnected and are being strengthened as a result of the alignment of its employees with the Company's corporate values and due to a series of initiatives and measures adopted by it.

Customer Relations

The Company is customer-oriented and believes that, in order to achieve growth with profitability, it is necessary not only to attract customers to its base, but also to establish with them relations that ensure their satisfaction and retention. Accordingly, it handles its business by disseminating and adopting the "Clientivity" concept, in which the responsibility for dealing with customers is shared by all employees, who act to make each customer contact with the Company an unforgettable experience. It also attempts to get an in-depth knowledge of each service user, identifying their decision-making processes, wishes and needs. In line with this concept, the Company maintains its own customer relationship center, since it believes that employees directly connected to it are better prepared to know the customer and work with them, in addition to being more interested in doing so.
The relationship program Você fulfills an important role, approaching even more Telemig Celular to its users and fostering their retention in the customer base, by rewarding them for their loyalty to the Company and for using its services.

Team qualification and motivation

Employee involvement is a key ingredient for carrying out the Company's strategies. They adopt the Entrepreneurship culture, disseminated by the Company, acting with a business vision, pursuing the best possible results in order to ensure the Company's sustainability and the best possible return to its customers and shareholders. In order to disseminate this concept and corporate values, Telemig Celular offers constant training, through sessions that require the physical presence of the employee or via its Virtual Campus. In addition, the Company adopts a wage policy—which includes a fixed portion, above the average wage paid by the telecoms market, and a variable portion, according to the results achieved—and offers benefits that not only value the work of its employees, but also contribute to inspire them.

Distribution and sales

Telemig Celular is investing in the qualification and expansion of the sales channels to attract and retain customers. In 2005, the Company created its Televendas sales channel, which already is responsible for attracting a substantial portion of the new postpaid customers through its own stores.

Acquisition and retention

The Company chose to be rational, even in a highly-competitive environment. Accordingly, it does not attempt to attract customers to its base at any cost. Instead of that, it carries out promotions and offers subsidies, but it does so without compromising its profitability or its growth. In addition, it pursues the constant improvement of its relations with consumers as a way of increasing the preference for its products and services. Its way of working, its market leadership and the coverage it offers in its authorization area comprise differentials capable of attracting customers and retaining those who are already in its customer base, even without offering, in many cases, the lowest prices.

Technology, quality and coverage

The Company invests in the expansion and quality enhancement of its GSM/EDGE network to increase its customer base and profitability. The TDMA and GSM/EDGE networks offer the best coverage among the operators present in the state of Minas Gerais.
Prior to its entry into the Triângulo Mineiro region, Telemig Celular chose a new supplier for its GSM/EDGE network, due to the advantages offered. The excellent GSM interface standardization enables the Company to use solutions offered by different suppliers, which was one of the reasons why Telemig Celular chose this technological standard, so as to provide it with flexibility, bargaining power, and the ability to supply its customers with the required features.

Products and services

In order to be aligned with the users' wishes and needs, the portfolio of products and services of Telemig Celular is created based on surveys with consumers and the analysis of the information kept in the Company's Customer Relationship Management (CRM) system. Because it has the most up-to-date network in its authorization area, with a high data transmission capacity, Telemig Celular is investing in the development of Value-Added Services (VAS) and has adopted a multiple-platform model, which enables it to look for partners to develop and supply the most varied solutions and content.

Management Systems

The Company has management systems in place that contribute to the accuracy of its decision-making process, the minimization of its risks, and the achievement of its sustainable development. These include systems, such as Procedures Management, Project Management (Funil de Inovações), the Center for Planning and Management of Information Technology Projects, and the Environmental Management System.

Social responsibility

The Company acknowledges the fact that its growth is directly related to the social and economic development and the sustainability of the environment in which it operates. For that reason, it invests in social, cultural and environmental projects, as a way of contributing to improve the standards of living of the communities of its authorization area.

INVESTMENTS

One of the main tools for evaluating the Company's performance and its ROI is the EVA (Economic Value Added — Valor Econômico Agregado) indicator, which is capable of showing the return on the capital directed to specific programs of the business units, in addition to aligning the interests of managers and shareholders. Thanks to it, Telemig Celular is able to detect and promote operational efficiency and the best usage of assets and projects that lead to productivity increases and the Company's growth. Telemig Celular makes constant investments to ensure the good performance of all of these factors, which enables it to fulfill its strategy. The vast majority of the funds allocated are directed to the areas of Network and Information Technology. While the former fulfills a fundamental role, expanding the reach and the quality of the services throughout the state of Minas Gerais, the latter enables Telemig Celular to: (i) offer new solutions to consumers; (ii) enhance the safety of its key information and data; (iii) carry out projects that offer financial return—ranging from tariff-pricing systems to the definition of offers and promotions; and (iv) improve customer relationship quality through the constant enhancement of its Customer-Oriented System and the development of tools that enable it to use the data about consumers and markets in the best way possible.
Thanks to an advanced set of solutions and IT assets, and a high-level of corporate education, Telemig Celular is able to align all of its employees with its strategic directives and constantly exceeds its results.
Still as a way of focusing its resources on initiatives with guaranteed results, it carries out a careful project management, which requires the elaboration of detailed business plans.
In 2005, the investments made by Telemig Celular in its networks, Information Technology and other areas amounted to R$276.7 million. This is 8% lower than the amount recorded in 2004, and is primarily due to the consolidation of the GSM/EDGE network, the set up of which consumed 78% of the funds in the previous year.

Networks

Of the R$228.1 million invested in networks, almost everything was allocated to the expansion and improvement of the GSM/EDGE network quality. The TDMA network traffic is already decreasing as a result of the expansion in the use of the new technology. At the end of 2005, the GSM/EDGE network already reached 511 locations, therefore surpassing Telemig Celular's TDMA coverage in the state, which serves 501 locations.
Another innovation adopted by the Company is the Extended Cell technology, which substantially improves network coverage, allowing the provision of services at remote locations, including many rural properties.
Still in 2005, Telemig Celular's GSM/EDGE network suppliers implemented the split architecture for the network core, which reduces operational expenses in comparison to more conventional solutions. The cost reduction also arises from the simplicity of maintaining the GSM/EDGE centers and the decrease in the required volume of data transmission. There are also financial and environmental benefits, since energy consumption is reduced by 70%. This solution will become increasingly more important for the technical evolution of the network and for obtaining substantial savings.

Information Technology

The Company invested R$28.7 million in Information Technology. Most of the funds were directed to mid-sized projects, the opposite of what was taking place in previous years, when priority was given to few, large-sized initiatives.
In the beginning of the year, the Company created the Center for Planning and Management of IT Projects, based on discussions held by the IT team. The Center is aimed at facilitating the satisfaction of demands—with the identification of opportunities, and the planning and adoption of new solutions—in addition to ensuring maximum productivity, the meeting of deadlines, and an adequate response to the expectations.
With the new center, two action groups were formed. The first one made the weekly monitoring of all demands possible, with the identification of the issues or actions requiring adjustments to achieve the Company's goals. The second, called Systems Management Center, consists of the adoption of IT governance principles and the use of tools that enable the Company to follow good practices. It is supported by a series of tools that monitor and ensure the quality of the operating systems.
Moreover, the installation of the backup site—the new Computer Center (CC)—was concluded, providing additional safety for stored data. Thus, should one of the CCs present failure or be destroyed by fire, for example, it can be replaced with the other one immediately, without any prejudice to the operation.
The Customer-Oriented System (COS) was expanded to include the Triângulo Mineiro region, an initiative that did not represent any additional cost to the Company, as the system was developed with this purpose in mind, as an open and updated platform, capable of getting the best out of the initial investment made in 2003 and 2004.

Investments				(R$ million)

	2001	2002	2003	2004	2005
Network	166.1	46.5	26.2	234.8	228.1
Information Technology	47.9	33.0	36.1	28.5	28.7
Other	27.4	4.5	5.1	37.8	19.9

Total	241.1	84.0	67.4	301.1	276.7

PROSPECTS

The year 2006 should present a reduction in the growth rhythm of the mobile telephony customer base in Brazil, including Minas Gerais. Still, the Company expects to face stiff competition while seeking potential users. Under these circumstances, Telemig Celular's greatest challenge is to strike the balance among the three foundations supporting its strategy.
As the Operator believes the market leadership is an important asset, in 2006, it should be more aggressive in its marketing initiatives to face the competition, however without losing sight of the need for a rational use of resources, as a way of also ensuring its financial stability.
It will continue to focus its efforts on improving its customer relationship because it believes that, with the market saturation, expected to happen in the short term, this asset—together with the offer of better services—will become crucial and will ensure customer satisfaction and loyalty.

The Company will maintain its investments in its networks; in Information Technology and corporate education; in renewing and enhancing its collection, prospecting and sales initiatives; and in the other activities affecting its relation with consumers and their perception of the Telemig Celular brand.
The expansion of the GSM/EDGE network in the Triângulo Mineiro region is currently being negotiated, and, in addition, there are network improvement plans in locations in which the Company still cannot reach its maximum quality or a quality superior to the TDMA network, which will be kept in operation provided there is demand for that service and it yields positive economic results.
There is also a constant concern with developing and releasing products and services to the customers, as a way of adding revenues. The differential provided by the GSM/EDGE technology—the data transmission speed—must be increasingly explored, with the offer of innovative solutions both to the corporate market and individuals. New investments in VoIP, WiMAX and PoC (Push-to-talk on the Cellular) are being analyzed and, should they be implemented, they may result in new revenue streams for the Company.
The investments in property, plant and equipment in 2006 will amount to an estimated R$330-350 million.

THE MOBILE TELECOMMUNICATIONS INDUSTRY IN BRAZIL

The year 2005 was marked, once again, by the strong expansion in the number of mobile telephone lines—which amounted to 20.6 million new customers over the year—and by the increase in mobile density (9.95 percentage points). At the end of December, the handsets in operation in Brazil already totaled 86.2 million, which means a density of 46.58% . In September, according to Anatel, Brazil's National Telecommunications Agency (Agência Nacional de Telecomunicações), mobile handsets accounted for twice the number of fixed terminals in service.
The GSM, the world's most used mobile technology, is offered by the majority of operators in the Brazilian market. At the end of 2005, it had a 52% share of the Brazilian market, with 44.6 million customers, corresponding to a 99% increase in comparison to 2004. The second most used technology in Brazil is the CDMA, with 28% of market share, or 24.0 million customers (a 23% rise in the year). It exceeded the TDMA—the industry's leading technology until December 2004—and, in 2005, it experienced a 15.3 percentage point drop in its market share because most operators using it decided to migrate to the GSM technology, which virtually put a halt to its growth. Nonetheless, there are still 17.4 million customers using the TDMA networks, which will still remain in operation for some years. The analog handsets (AMDS) in operation represent only 0.2% of the market.
At the end of 2005, the prepaid segment had approximately 81% of the Brazilian mobile telephony market. This segment appeals mostly to low-income consumers, who basically use their handsets to receive calls, without committing to a fixed monthly expense.

REGULATORY ISSUES

In 2005, the free negotiation on the Personal Mobile Service (SMP) Network Usage Remuneration (VU-M) began. In July 2005, an agreement was reached between local fixed-line operators and mobile telephony service providers for a 4.5% provisional adjustment in the VU-M value for local calls. Accordingly, the VU-M for local calls, which was R$0.41611 at the beginning of the year, increased to R$0.43483.
Still at the end of 2005, the Company entered into an agreement for a 4.5% provisional adjustment of the VU-M in the Domestic Long Distance, VC2 and VC3 calls,

which involves the local fixed-line operators and the mobile telephony service providers. However, by February 2006, the approval of this adjustment by Anatel had not yet taken place.

Anatel carried out some public hearings during 2005. One of the most important of them was Public Hearing 642, which dealt with the Proposals for Changing the Regulation of the SMP. The companies' deadline for sending their comments ended in January 2006. The original text establishes changes, such as: (i) the user's right to maintain their access code when the operator changes the technology or when changing their service plan from post- to pre-paid, and vice-versa; (ii) the suspension of the service for up to 180 days, free of charge, by customer request; (iii) the mailing of a detailed report to prepaid customers, free of charge, when requested; and (iv) the expansion of the deadline for partial and total access blocking, in case of default, from 15 and 30 days after the bill is due, to 30 and 60 days.
In addition, during the year, discussions were initiated about the operational procedure for the provision of co-billing services by the SMP providers. The market began to discuss the responsibility for compensating the networks in cases of fraud in VC2 (long distance within the primary numeration area) and VC3 (long distance to an area outside the primary numeration area) calls.

TELEMIG CELULAR MARKET

Telemig Celular provides mobile telephony services in Minas Gerais, a state with a total area of 588,300 square kilometers, equivalent to 7% of the Brazilian territory. It concentrates the largest number of municipalities in the country (853) and it is Brazil's third main economic area, with a Gross Domestic Product amounting to R$166.5 billion, which means a 9.4% share in Brazil's GDP (data from 2004). Minas Gerais has 19.2 million inhabitants, and operators offering services there cover up to 83.5% of the population.
In 2005, Minas Gerais recorded 45.89 connections per 100 inhabitants. During the year, 2.4 million new lines were activated in the region, a 37.5% increase in comparison to 2004. At year-end, the prepaid segment presented the largest growth, with a 79.1% share, while the postpaid handsets amounted to 20.9% of the mobile phones of the area.
Competition became even stiffer in Minas Gerais with the entry of Telemig Celular into the Triângulo Mineiro region and of Claro into the rest of the state, in 2005. As a result, Minas Gerais concentrates the largest number of competitors among the several SMP areas in Brazil. There are five Personal Mobile Service (SMP) operators, offering the TDMA and GSM technologies. Four of them operate in each of the two mobile telephony service authorization areas in which the state was divided: the Triângulo Mineiro region and the remaining locations.

OPERATING PERFORMANCE

The Company's customer base amounted to 3,344,184 in 2005, a 20.4% growth in relation to the previous year.
As compared to 2004, the postpaid segment rose 13%, representing, at the end of 2005, 25.6% of the Operator's customer base. In the prepaid segment, the number of activations amounted to 467,190 in the year, totaling 2,487,662 customers. Therefore, at the end of the period, the share of this segment reached 74.4% of the base.
Telemig Celular appears as one of the companies with the largest percentages of postpaid customers in its authorization areas, an important factor for the bottom-line, since the segment concentrates more value-added users.

The annualized churn rate of the postpaid segment reached 22.0%, in line with the rate for 2004, showing the success of the customer retention programs for this segment. In spite of stiffer competition, Telemig Celular managed to keep this rate at levels equal or inferior to 25.0% for 11 consecutive quarters.
The annualized churn rate of the prepaid segment, however, increased 3.5 percentage points in comparison to 2004, and totaled 37.8% in 2005. This growth was already expected due to the aggressiveness of the promotions carried out by the competition, an element that has a direct influence on the decision of low-income customers.
As a result, blended annualized churn rate increased 2.8 percentage points in comparison to 2004, amounting to 33.6% .

COVERAGE

Telemig Celular provides the best coverage in the state of Minas Gerais, both in GSM/EDGE and in TDMA technologies. At the end of 2005, its networks covered 535 municipalities and 83.5% of the population of Minas Gerais.

Coverage (Minas Gerais – Total)
	2001	2002	2003	2004	2005
Locations served (TDMA and GSM/EDGE)	290	322	373	401	535
Number of BSs (Base Stations)	706	725	744	1,320	1,677
Number of SCs (Switching Centers)	13	13	13	13	17
% of population covered in the authorization area (TDMA and GSM/EDGE)	74	75	79	78*	84
* The percentage of the population covered in the authorization area decreased as a result of the growth in the number of inhabitants in the area, as informed by the Brazilian Institute of Geography and Statistics (IBGE).

QUALITY

Telemig Celular has systematically appeared as the best ranked company in Anatel's monthly complaint survey among Personal Mobile Services (SMP) operators with over 1.5 million customers.

DISTRIBUTION NETWORK

The Company operates with several distribution channels and, in 2005, it invested in their expansion and improvement. There are basically two major groups: the Direct Channels (Own Stores, the Araújo Channel, Alternative Channel and Televendas) and the Indirect Channels (Authorized Partners, Retailers/Department Stores and Credit for the Prepaid segment).

  •  Direct Channels

Own Stores—there was a 33% expansion in the number of POSs in comparison to 2004. Due to the beginning of operations in the Triângulo Mineiro region, five stores were opened in the cities of Uberaba, Uberlândia, Ituiutaba, Patos de Minas and Pará de Minas.

Araújo Channel—Telemig Celular maintains 32 kiosks inside the Araújo stores, the most renowned drugstore chain in Belo Horizonte, the capital city of Minas Gerais. They are based on the store-in-store concept and work as an extension of the own stores. In 2005, these kiosks had a 17% increase in sales.

Alternative Channel—in this channel, which also follows the store-in-store concept, we maintained ten POSs within local retailers (neighborhood supermarkets and music stores), offering the same services and quality standard of the own stores. The channel sales presented a 49% growth in comparison to 2004.

Televendas—in July 2005, the implementation of the Televendas channel was concluded. This distribution channel was responsible for attracting over 7,000 postpaid customers in the year, representing important results for the Company's overall business, in addition to surpassing the initial goal of achieving a 15% market share in the postpaid activation sales in the Direct Channel. Televendas carries out 50,000 contacts a month, taking into account both active and receptive telemarketing initiatives.

  •  Indirect Channels

Authorized Partners—the number of authorized partners rose 15% in 2005, amounting to 326 POSs, including the Triângulo Mineiro region.

Retailers/Department Stores—in the retail segment there was also an increase in penetration with the introduction of 102 new POSs—also taking into account the Triângulo Mineiro region—of which 56 are in strategic locations and with a great prospect potential. At the end of 2005, there were 360 POSs in the state, with the consolidation of the partnership with large national retail chains.

Prepaid Credits—the Company kept exclusivity agreements in 43% of the POSs selling credit and/or cards for the prepaid segment, which represents a total of 24,175 POSs and the addition of 2,191 units in relation to 2004.

PLANS AND SERVICES

Voice, data and image convergence is an integral part of the mobile technology segment. With the GSM/EDGE technology, Telemig Celular is capable of developing new solutions for its customers, due to the possibility of high-speed data transmission.

Currently, 32 partners work with operators to offer over 5,000 items, through approximately 100 applications.
At year-end, the Company launched its E-mail Expresso service, the only one in the market in which the own user can enroll and which is accessible both to individuals and corporations. It allows users to read and send e-mails, read documents stored in their home or corporate PC, monitor their agenda, organize meetings, etc.
One of the solutions created in the period was the Telemig Celular Community. It enables customers to create a list of friends and use services, such as the Small Message Service (SMS) through the Company's website.
For users of the GSM technology, Telemig Celular also launched a solution that allows them to exchange messages, via their mobile telephones, with online users of instant messengers, such as ICQ, MSN-Messenger and Yahoo-Messenger.

PROMOTIONS

Over the year, the Company carried out several promotions to attract customers or encourage handset upgrades and/or migration to the GSM/EDGE technology. One of them was the Fale Grátis (Talk for Free), targeted at users in the Triângulo Mineiro region. They received a 100% discount in the subscription and the flat-fee in the postpaid plans Ideal and Controle (Control), up to January 31, 2007. For the prepaid plans, the benefit is a bonus of 100% on the activated credits, in the minimum amount of R$15.00 per month, up to January 31, 2007. The promotion was limited to the first 20,000 customers in the Triângulo Mineiro region.
For Father's Day, the Company prepared the campaign Vai and Volta (Back and Forth) in which customers received back the amount in reais equivalent to the minutes originated to the cell phone from the same area code as the customers' which was most called during August. To participate, customers had to upgrade to or purchase a GSM handset from Telemig Celular. Customers received an SMS from the Operator informing the number to which they called the most during the month, including numbers from competitors operating in Minas Gerais, and the amount of credit to be received.
The Company also launched an interactive game based on SMSs with prizes connected to the World Cup, such as official t-shirts from the Brazilian National Team and trips to Germany during the event in 2006. Customers sent SMS messages with their guesses on the number of objects present in images shown on open-TV channels and at the Operator's website. Each message sent represented a coupon for the drawings.
The Company created a Christmas promotion called Conta Feliz (Happy Account). The purchase or upgrade of Telemig Celular products, postpaid customers (Ideal and Controle plans) received benefits during 12 months, such as paying the monthly amount of the plan they chose (subscription and flat fee), every other month. For the prepaid segment, those customers activating credits in December would get the same amount in bonus, for six alternate months, during a year. The bonus required the activation of a minimum R$25 in credits every month.

CORPORATE MARKET

In 2005, Telemig Celular maintained the leading position in the corporate market, with an estimate 68% market share. In order to better serve its customers, it created the Telemig Celular Empresas unit, which, in turn, is subdivided into two areas: Large Accounts/National Accounts and Regional Accounts.
The first of them is dedicated to determining the scale and offering solutions to corporations with more than 500 employees. It has 20 corporate consultants, with in-

depth technical knowledge, which ensures the best understanding of the customers' needs and an accurate scaling to meet them.
The Regional Accounts area, in turn, has approximately 400 employees working through an indirect channel. The Company authorized 11 dealers in the main cities of Minas Gerais, to manage the regional portfolio and provide assistance at the companies' sites.
The portfolio of products and services was expanded in 2005, due to the launching of the GSM/EDGE network and the technical differentials it presents. Among the solutions offered, the following ones deserve a highlight: Back Up Agenda, Corporate E-mail (E-mail Empresas), GPRS Internet and EDGE Internet.

ADJUSTMENTS

As from July 2005, due to an agreement entered into with the operators Oi, TIM, Vivo, Claro, CTBC (fixed and cellular), Telemar and Amazônia Celular, Telemig Celular promoted a provisional adjustment of 4.5% in the SMP Network Usage Remuneration (VU-M) of local calls (VC1). Therefore, the local call VU-M, which, at the beginning of the year, amounted to R$0.41611, net of taxes, and R$0.43187, with taxes, at year-end rose to R$0.43483 and R$0.45130, respectively.
At the end of 2005, the Company took part of an agreement for the provisional adjustment of 4.5% of the VU-M in national long distance, VC2 and VC3 calls, which involves the operators Telemar, Brasil Telecom (fixed and mobile), Oi, Vivo, TIM, Claro and Amazônia Celular. The agreement determines the adoption of the provisional adjustment rate immediately after the approval, by Anatel, of the new public prices of these calls for users of the STFC (Serviço Telefônico Fixo Comutado - Public Switched Telephone Network). By the end of fiscal year 2005, the approval had not occurred.
Over 2005, there were two tariff adjustments for outbound calls both in the postpaid and the prepaid segments. The average increase was 4.3% in January and 2.0% in April for the postpaid segment. In the prepaid segment, the average adjustment was 6.7% in January and 2.1% in April. Basic subscription was adjusted in 3.7% in January and 2.0% in April.

ROAMING

The Company maintained its international roaming agreements for its TDMA technology users and implemented international GSM roaming agreements, with over 30 signed contracts at the end of 2005. Telemig Celular already has roaming agreements with Argentina, Uruguay, Chile, England, Portugal and Germany. In 2006, the service should be available in other Mercosur and other European countries, in addition to the United States. Moreover, the national automatic GSM roaming is consolidated and covers the entire country through contracts with the operators Claro, TIM, Brasil Telecom Celular, CTBC Celular and Amazônia Celular.

SMS and MMS

In 2005, Telemig Celular completed a full integration with the operators Claro, TIM, Oi, CTBC Celular, Brasil Telecom, Sercomtel, Nextel and Vivo—the last one in the North and Center-West Regions of Brazil—to allow the exchange of SMS texts among their customers. In addition, it entered into agreements with the seven main SMP operators (Amazônia Celular, Brasil Telecom, Claro, CTBC Celular, Oi, TIM and Vivo) so that their users may exchange multimedia messages, including audio and video (MMS).

MULTIMEDIA COMMUNICATION SERVICES

In April 2005, Telemig Celular purchased a license to provide Multimedia Communication Services, which will enable it to develop product and service lines in the near future.

RADIO FREQUENCY

In October, the Company requested to Anatel an extension of its radio frequency usage right—a measure provided for in the industry's regulations, which establishes that such requests must be made 30 months prior to the license expiration.

FINANCIAL PERFORMANCE

At year-end 2005, Telemig Celular Participações had the largest profitability index of the Brazilian mobile telephony industry, repeating last year’s results. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) amounted to R$431.2 million, which represents a 40.6% margin on net service revenues in the year or a 37.5% margin on total net revenues. This result arises from a set of initiatives that produced an outstanding performance both in operating and financial terms.

NET REVENUES

Net service revenues remained stable in 2005 when compared to the previous year, totaling R$1.1 billion. Net equipment revenues amounted to R$87.5 million, a 6.5% decrease in comparison to 2004, when it totaled R$93.6 million. As a result, the Company's total net revenues amounted to R$1.1 billion, in line with 2004 amounts. It is worth to mention that the service revenues recorded in 2005 cannot be directly compared to the same item in 2004, since part of the 2004 revenues was not impacted by the changes related to the migration to the SMP, which took place in August 2004. With the new rules, the Company began to offer the Operator Selection Code (OSC) option and, as a result, customers began to use the OSC in national (VC2 and VC3) and international long distance calls originated from their mobile telephones. Therefore, the Company no longer received VC2 and VC3 revenues and began to receive interconnection revenues for the use of its networks in these calls. Additionally, the Company shifted its network usage remuneration to the bill & keep rule, which established that the remuneration of SMP companies for the traffic within the same registration area will only take place when the traffic balance between any two companies is lower than 45% or above 55%, which resulted in a substantial reduction in interconnection revenues.

Data revenues, the portfolio of which could be expanded and improved due to the launching of the GSM/EDGE technology, represented 5.9% of net service revenues in 2005. Data revenues have grown over the last years and should remain increasing in 2006.

AVERAGE REVENUE PER USER

Average monthly usage per postpaid customer was 191 minutes, slightly below the 201 minutes recorded in 2004. Average revenue per customer dropped 13%, amounting to R$68.
As for the prepaid plan, average monthly usage per customer was 32 minutes, in comparison to 38 minutes recorded in the previous year. As a result, average revenue per user (ARPU) for the prepaid segment fell 22%, which is equivalent to an average R$12 at the end of the period.
Accordingly, consolidated average monthly usage per customer was 74 minutes, less than the 85 minutes recorded in 2004. Consolidated average revenue with services per customer amounted to R$27 at year-end, a 20% decrease in comparison to 2004. These drops can be explained by the lower number of minutes used both in the postpaid and the prepaid segments and by the implementation of the above-mentioned SMP rules in August 2004. Results were also impacted because only in July 2005 the Company was able to adjust by 4.5% its SMP Network Usage Remuneration (VU-M), exclusively for local calls between the Company and the operators Oi, TIM, CTBC (Fixed and Cellular) and Telemar.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation, amortization and cost of handsets sold) increased 5.0% in relation to 2004, amounting to R$579 million or 54.6% of net service revenues.

ACQUISITION AND RETENTION COSTS

Customer acquisition costs continue to be impacted by stiff competition. One of Telemig Celular's policies is to stay clear from irrational price and subsidy wars and try to minimize their possible negative impacts through the improvement of its customer relations and by offering the best services and products. Nevertheless, acquisition cost per customer grew 23.3% in comparison to 2004, amounting to R$145. Retention costs, as a percentage of net service revenues, rose 4.6 percentage points, totaling 13.3%, as a result of the efforts to keep the best and most profitable customers in the Company's customer base.

BAD DEBT

Bad debt in 2005 as a percentage of net service revenues was 2.0%, thus reflecting the Company's good credit and collection management. This index is among the lowest in the industry and shows the Company's commitment to the management of the entire life cycle of its customer base, which includes the adoption of measures such as the identification of customers' profiles prior to their inclusion in the Operator's base and even after they become actual customers, in order to indicate the most adequate plans and solutions, and products and services suitable for their family incomes.

The Company favors customers with more value-added and who are loyal to it. In this sense, the careful analysis of the consumer profile when the handset and the plan are sold is an important differential.

PROFITABILITY

As a result of the above, in 2005, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) amounted to R$431.2 million, equivalent to 40.6% on net service revenues or 37.5% on total net revenues.

EBITDA Statement - Consolidated (R$ thousand)

	2004	2005
Operating income	283,474	299,088
Financial income	(150,314)	(145,152)
Result from operations aimed at reducing foreign	31,051	37,154
exchange risks (hedging)
Financial expenses	77,711	64,311
Expenses (income) with foreign exchange	(33,330)	(49,066)
fluctuations
Depreciation and amortization	270,259	224,864

EBITDA	478,851	431,199

NET INCOME

The Company's net income in 2005 amounted to R$174.1 million (R$0.492 per thousand shares), in line with the growth trend of the previous year. The result exceeded in 9% the net income accumulated in 2004, representing the Company's best performance ever since its privatization.

DEPRECIATION AND AMORTIZATION

In 2005, depreciation and amortization expenses totaled R$224.9 million, 16.8% less than the amount recorded in 2004. This reduction can be explained by the total obsolescence of the Company's TDMA network portion.

FINANCIAL POSITION

At the end of 2005, the Company's total debt amounted to R$236.2 million, all of which denominated in foreign currency. Therefore, at year-end, 100% of the Company's debt subject to foreign exchange fluctuations was protected by hedging instruments aimed at reducing foreign exchange risks.

(R$ thousand)

Debt	2005

	R$	In US$	Currency Basket	Total

Short-term	-	47,285	1,612	48,897
Long-term	-	187,324	-	187,324

Total	-	234,609	1,612	236,221

Year	R$ million	% denominated in US$

2006	48.9	100.0%
2007	0.1	100.0%
2008	-	-
2009	187.3	100.0%

At the end of 2005, the Company's total debt was partially offset by the funds available in cash and receivables tied to financings (R$706.3 million). However, as it was still under the impact of accounts payable from hedging instruments aimed at reducing foreign exchange risks (R$20.0 million), the end result was a negative net debt totaling R$450.1 million.

Debt (R$ million)

	2001	2002	2003	2004	2005

Total debt	680.4	850.0	489.1	482.8	236.2
Net debt	257.0	106.0	(190.6)	(487.5)	(450.1)
Debt in US$	412.4	590.5	320.5	399.7	234.6
% of debt in US$	61%	69%	66%	83%	99%
% of debt in US$ protected by	72%	90%	100%	56%	100%
hedging instruments.
Debt in currency basket (BNDES)	60.0	88.9	50.6	24.6	1.6
% of debt in currency basket	9%	10%	10%	5%	0.7%
Debt in US$ + currency basket	472.4	679.4	371.1	424.3	236.2
% of debt in US$ + currency basket	69%	80%	76%	88%	100%
% of debt in US$ + hedged foreign	63%	78%	100%	52%	100%
currency basket

Coverage Ratio and Liquidity Indicators

	2001	2002	2003	2004	2005

Net debt/EBITDA	0.7	0.3	(0.4)	(1.0)	(1.0)
Net debt/total assets	16%	6%	-11%	-23%	-22%
Interest coverage ratio	6.0	5.8	9.6	10.8	11.7
Current liquidity ratio	2.7	1.8	2.3	2.0	1.7

In 2005, free cash flow amounted to R$199.8 million, as compared to R$380.8 million recorded in the previous year. This decrease arises from a smaller short-term debt, lower cash due to the payment of loans and suppliers, and the R$20 million negative impact of foreign exchange hedging instruments.

Free Cash Flow (R$ million)

	2001	2002	2003	2004	2005

EBITDA	370.2	393.6	489.5	478.9	431.2
Investments	(241.1)	(84.0)	(67.4)	(301.1)	(276.7)
Taxes	(31.8)	(12.3)	(64.6)	(70.3)	(70.8)
Minority interest	(19.3)	(13.7)	(26.3)	(33.4)	(32.1)
Net financial expenses	3.9	38.3	69.9	102.0	100.3
Working capital change	(51.1)	(16.0)	(43.5)	204.6	47.9

Free cash flow	30.8	305.8	357.6	380.8	199.8

Main taxes, fees and charges paid (R$ thousand)

Item	2004	2005
PIS	8,950	8,342
COFINS	40,438	41,148
Social contribution tax	20,164	22,092
Corporate income tax	74,953	92,216
ICMS	209,173	202,578
Fistel	43,152	53,007
Fust/Funttel	7,962	7,865
CPMF	7,459	7,837
CIDE	244	370

Total	412,495	435,454

INNOVATION

Telemig Celular is constantly fostering innovation, to associate that feature with its brand. For that reason, the Company carries out a series of initiatives to always remain ahead of the competition and offer the best possible services to its customers.

Funil de Inovação (Innovation Funnel)

Telemig Celular receives hundreds of suggestions from its employees to increase business productivity or to improve the quality of its operations. The Funil de Inovação (Innovation Funnel) was created in 2005, precisely to select the ideas more appropriate for local needs and the Company's interests, and which present the best return potential to the business, whether in terms of resources, or in terms of image or improved relations with consumers.
The “Funnel Process” concept was adapted so that projects may be interdisciplinary evaluated in four steps by the following areas: “Clientivity”; Engineering and Network; Finance; Business Procedures; Marketing; Market; Regulation; Interconnection Revenues; Human Resources; and Information Technology.
In 2005, employees presented 199 ideas, of which 85 were approved as projects and 68 were carried out or are being carried out. All of them went through the Funil de Inovações methodology and monitoring.

Data Services Tariff Pricing System

Telemig Celular is Latin America's first operator to adopt the Charging Gateway. This system carries out, in real time, active measuring, authorization, tariff-pricing and value-added services invoicing, in a flexible and integrated way, which brings benefits both to the Operator and its customers.
Telemig Celular benefits from the enhancement of its image among customers, and from the strengthening of features, such as efficiency, quality, innovation and transparency. It also increases its competitiveness, becoming capable of making even more differentiated plan and service offers, in line with market demands. In addition, the Charging Gateway means a smaller time-to-market for its services, provides more flexibility for the introduction of new technologies, allows the offer of the same services in both the pre- and postpaid plans, and contributes to reduce the default rate.
For the customer, this means a wider range of services and plans that are more suitable for their needs. In addition, it enhances transparency, as prepaid customers, for instance, are charged prior to using the solutions, which enables them to know in advance how much they are going to spend. In the case of postpaid users, items are better identified in their bills.
Over 32 partners providing value-added services are already engaged in the Charging Gateway, which means approximately 100 products and 5,000 items, in several categories, such as downloads via SMS, MMS and WAP. They also benefit from the transparency in sharing revenues, the access to the mobile world with low risk and low cost, and the knowledge, in real time, of whether an item delivered to a customer was rejected and the reasons for that.
The Charging Gateway makes the Company ready to offer new types of services that should soon be launched in Brazil, out of which VoIP deserves highlighting.

Televendas (Telesales)

This channel, created in July, has already delivered important results for the Company's overall business, exceeding the initial goal of reaching 15% of total postpaid sales in the Minas Gerais market up to the end of the year. It is aimed at promoting growth in sales, reducing customer acquisition costs, expanding the acquisition of higher-value users, and, as a result, increasing revenues. The new model provides better conditions to segment offers; several means of payment (including payment of bills in installments charged directly to the customer's bank account); and very short delivery terms (two business days in Belo Horizonte and up to five business days in the rest of the state).

Self-service

Also introduced in 2005, there are already 35 self-service terminals in Minas Gerais. In order to develop this solution, the Company evaluated all services offered in its stores and classified them according to the average demanded response time and recurring use by customers. In addition, it evaluated the cost-benefit ratio of each of them for the stores, taking into account that some of them should be preferably offered on a personal basis. The results obtained up to the end of 2005 justify the launching of the terminals, which accounted for approximately 12% of the total assistance provided at the stores, representing 9,745 assistances that would otherwise require the presence of the customer at the store.

CRMais

Through its CRMais project, Telemig Celular turned into reality the wish of any telecom operator: to conclude the Customer Relationship Management (CRM) cycle, which begins with the analysis of the customer profile and the sale—including the after-sales, assistance and knowledge about the consumer—and ends with additional sales and services complementary to the same customer profile and with the migration to superior plans and services, according to the consumption profile.
In order to do so, the Company invested in technology—Customer-Oriented System—and in intelligence, to correlate users' data. As a result, CRC representatives are able to automatically view the customer profile as soon as they get connected with the CRC—which includes all features of their calls (time, long distance, etc.) and their segments. At the same time, all positive aspects presenting business potential are shown on the computer screen, indicating the products and services that may interest users. If representatives perceive there is a chance to make an offer, they click on the icons related to the indicated offers and get detailed information (such as price, for instance), a script with customers' FAQs and the recommended argumentation to attract the user to a given product and/or service.

CORPORATE GOVERNANCE

Telemig Celular Participações S.A. adopts the best corporate governance practices, ensuring credibility, loyalty and transparency of the information conveyed to its shareholders and the markets.
Since the enactment of the Sarbanes-Oxley Act (SOX) in 2002, the Company has also adopted the measures required to fulfill each section of the Act applicable to foreign issuers. Since then, the several meetings of the Board of Directors have discussed matters concerning the compliance of legal requirements.
Introduced in the United States to protect the local stock market, the SOX also applies to foreign issuers trading shares on the US stock markets, such as Telemig Celular Participações S.A., which has American Depositary Receipts (ADRs) traded on the New York Stock Exchange. Its goal is to improve Corporate Governance standards, establishing rules that ensure the transparency and credibility of the information companies present to their shareholders and the market.
Accordingly, several initiatives were adopted, such as the approval of the Code of Ethics, the creation of a Disclosure Committee, and the revision of the Market Relations Policy. More recently, the Board of Directors and the Fiscal Council held a meeting to approve the implementation of the Audit Committee, pursuant to Section 301 of the SOX and regulated by the Securities and Exchange Commission (SEC).
As for Section 404 of the SOX, the evaluation of the Company's internal controls began in March 2004, with the hiring of a specialized consulting firm to help Telemig Celular to obtain its certification. The chosen firm helped introduce the risk and control management structure. These works were developed up to February 2005, when the Internal Auditing began to test the mapped procedures, such as collection, purchasing, accounts payable, accounts receivable, fiscal, measurement, network, tariff pricing and billing.
Taking into account that the conclusion of the evaluation will take place at the time of the filing of the Company's 2006 Form 20-F, the works should be intensified over 2006, with the creation of a risk management area, which should initially be focused on concluding the adaptation to the Section 404 of the SOX.
In addition, the risk management department was created to coordinate and carry out the works already initiated by the Company. This department is supported by a multidisciplinary team consisting of representatives of the following areas: Legal, Comptrollership, Internal Auditing, Information Technology, Information Safety, Business Procedures Management, Anti-Fraud, and Revenue Assurance.

INVESTOR RELATIONS

In order to ensure transparency and speed in relation to shareholders, analysts and investors, Telemig Celular maintains permanent communication channels with them. The Investor Relations website covers all information relevant to shareholders and is constantly updated. There, investors have access to: (i) information on the evolution of the price and volume of traded shares; (ii) annual and quarterly reports; (iii) performance analysis; and (iv) reports and data sent to the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission (SEC). Shareholders may also access press releases and Material Facts, as well as contact the IR area via e-mail.
The Annual Report, published since 1999, is followed by the financial statements and the Management Discussion & Analysis (MD&A).
Over 2005, Telemig Celular strengthened even more its relations with the communities of investors and fixed-income analysts through its participation in several events in Brazil and abroad. The Company carried out a total of 140 individual and collective meetings and met approximately 300 investors and analysts. Half of the meetings were held abroad and included the main US and European investors in emerging markets. The investor relations area always had an active communication approach, promoting quarterly meetings in São Paulo and Belo Horizonte to discuss the financial and operating strategy and results. The regularity seal of APIMEC-SP, granted to Telemig Celular for regularly holding quarterly meetings over the last four years, shows the Company's deep commitment to the market.
The investor relations area may be contacted via e-mail (ri@telepart.com.br) or by telephone (+55 - 61 - 3429-5616/17).

POLICIES AND CODES

Investor Relations Policy

The Investor Relations (IR) policy is aimed at training and aligning the efforts of all parties involved with the Investor Relations program to seek the adoption of measures that contribute to increase the Company's share price and liquidity and provide return on the strategies adopted to carry out IR activities. At the same time, it attempts to give more visibility to the Company and its differentials in the capital markets, while ensuring Full Disclosure, in order to maintain the equity in the trade of securities issued and traded on the stock exchanges, thus protecting shareholders, investors and the capital markets.

Document Maintenance Policy

It establishes periods for preserving filed documents, as set forth by the Brazilian legislation and recommended by the Securities and Exchange Commission (SEC).

Dividends Policy

The By-Laws of Telemig Celular Participações S.A. establish the payment to shareholders of an annual minimum dividend equivalent to 25% of the Company's net income, related to each fiscal year ended on December 31, in line with the Brazilian Corporate Law.
The income may be adjusted and capitalized, used to absorb losses or otherwise directed, as allowed by the Brazilian Corporate Law and, therefore, it may not be paid as a dividend, should the Board of Directors decide so, in order to preserve, if necessary, the Company's financial health. Shareholders decide, then, during an Annual General Meeting, to carry out the distribution or not.
The By-Laws also enable Telemig Celular to pay interim dividends in the current year, by using either the net income accumulated in periods of six months or less—based on the balance sheet prepared by the Management—or the preexisting or accrued income reported in the Annual or Semiannual Balance Sheet of the previous fiscal year.
Shareholders may claim dividends up to three years after the date in which they were made available.

Code of Ethics

Telemig Celular Participações adopts a Code of Ethics applicable to its directors, officers and employees—even to those from its subsidiaries. This document deals with practices related to the disclosure of information; confidentiality and integrity duties; guidance norms in case of conflicts of interest; and overall ethical principles that should be respected.

COMPANY'S MANAGEMENT

Telemig Celular Participações is managed by two bodies: the Board of Directors and the Board of Executive Officers.

Board of Directors

It consists of 11 members, who hold regular meetings each quarter and special meetings whenever convened by the Chairman or by two members. The members are elected in Annual General Meetings—in which the Chairman and the Vice-President are also appointed—for terms of up to three years.
Among its main duties are: (i) to set forth the Company's overall commercial strategies and policies; (ii) to elect and demote executive officers; (iii) to oversee the Management and verify the corporate records; (iv) to call Annual General Meetings; (v) to issue an opinion on the Management's Annual Report and Financial Statements; (vi) to appoint the external auditors; (vii) to decide on the payment of interest on own capital; and (viii) to authorize the purchase of the Company's shares, always respecting the limits of prevailing legislation.

Fiscal Council

The members of this permanent council are elected annually by the shareholders. Its main duty is to monitor the Management's activities, to verify the financial statements of each fiscal year and to issue an official report to the shareholders. The Fiscal Council acts independently from the Board of Directors and the external auditors. It currently consists of four directors. In 2005, it was adapted to also take on the duties established by the Sarbanes-Oxley Act for Audit Committees.

Board of Executive Officers

It consists of a Chief Executive Officer, a Director of Human Resources, and a Director of Finance and Investor Relations. The latter is statutorily designated as the substitute of the CEO during his absences and impairments. The Company's daily management is carried out by the Executive Officers.

Amount of shares and bonus for Directors and Executive Officers

The Company maintains two incentive programs for its senior executives in the form of stock option plans. The first plan establishes the receipt of common or preferred shares as a reward for fulfilling performance goals set forth by the Board of Directors for a period of five years.
The other plan grants preferred shares options, which may be exercised at the market price on the date of the granting, less 20%.
Jointly, the members of the Board of Directors and the Board of Executive Officers of Telemig Celular Participações hold less than 1% of any class of securities from the Company.

COMMITTEES

Disclosure Committee

Established in 2003, it is aimed at providing the Investor Relations area with the necessary support for a complete and timely disclosure of information related to the Company and its businesses. It consists of four members appointed by the Board of Executive Officers for terms of one year, with the possibility of reelection. The Committee holds regular meetings each quarter and special meetings whenever required.
Its duties include: (i) ensuring the accuracy of the information to be disclosed, coordinating the data flow within the Company; (ii) overseeing the preparation of the periodic reports demanded by the CVM and/or the SEC, if any, as well as the disclosure of other information to the market; (iii) evaluating periodically the suitability of the IR

Policy and of the remaining information disclosure procedures; and (iv) verifying violations of the IR Policy to evaluate the CEO and the Investor Relations Director.

Managing Committee of the Stock Option Plan

Consisting of four members appointed by the Board of Directors, it is responsible for managing and handling the operations of the stock option plan. Its duties include deciding on eligible participants who will receive options and interpreting and clarifying any issues related to the Company's stock option plan. The Committee meets whenever necessary.

Audit Committee

In compliance with the Sarbanes-Oxley Act and the regulations of the Securities and Exchange Commission (SEC), the Company's Fiscal Council was adapted to also carry out the duties of the Audit Committee. Its main responsibilities are as follows: (i) to appoint, define the compensation of, and oversee the independent auditing firm; (ii) to revise internal auditing and accounting controls; (iii) to previously approve auditing and non-auditing services allowed by the law; and (iv) to receive internal accusations related to auditing and accounting controls.

STOCK MARKET

The São Paulo Stock Exchange (Bovespa) closed the year 30.07% up, the third consecutive annual increase. Despite that, the Telecoms Industry Index (Itel) closed 2005 with a meager 4.94% growth. On March 2, 2006, Telemig Celular Participações shares accounted for 5.85% of the composition of the Itel, which consists of securities from 22 companies.

Quotations

Telemig Celular Participações S.A. has been listed in the São Paulo Stock Exchange (Bovespa) since 1998. In 2005, its preferred shares (TMCP4) rose 21.07%, and the price for a thousand shares at the end of the period amounted to R$4.54. Its common shares, in turn, are traded under the ticker TMCP3, and increased 12.35% in the period, closing the year quoted at R$9.10 per thousand shares.
The average traded volume of both common and preferred shares dropped to 22 billion shares per month, as compared to 27 billion shares per month recorded in the previous year. The traded financial volume of (common and preferred) shares amounted to R$93 million per month, as compared to R$133 million in 2004. These reductions are in line with the fall of the Brazilian telecoms market.
As for Telemig Celular ADRs, they have been traded on the New York Stock Exchange (NYSE), under the ticker TMB, since 1998. In 2005, they rose 40.25%, driven by the strong appreciation of the Brazilian currency against the US dollar, and at the end of the period they were quoted at US$39.41. The average monthly traded volume amounted to 906,000 ADRs, a 39% decrease in comparison to the volume recorded in the previous year. The average financial volume totaled US$28,549 thousand per month, in comparison to US$49,647 thousand per month in 2004.

	2005			2004
Share Data
	TMCP3	TMCP4	TMB	TMCP3	TMCP4	TMB

Opening price	8.10	3.75	28.10	7.70	4.72	32.65
Closing price	9.10	4.54	39.41	8.50	3.73	28.23
Average price	8.92	3.88	32.00	8.17	4.64	31.76
Annual change (%)	12.35%	21.07%	40.25%	10.39%	-20.97%	-13.54%
Maximum price	10.48	4.69	40.37	9.93	6.69	47.20
Minimum price	6.20	3.35	25.05	6.70	3.53	24.78
Average daily value
(financial vol.)	R$597,895.63	R$3,881,819.44	US$1,359,459.11	R$5,875,594.23	R$557,567.27	US$2,364,161.94

Indices

The preferred shares of Telemig Celular Participações S.A. are part of the Bovespa Index (Ibovespa), the IBrX-50, and the Bovespa Value Index 2nd Line (IVBX-2) portfolios. Both common and preferred shares are listed in the Brazil Index (IBrX).

OWNERSHIP STRUCTURE (12/31/05)

Telemig Celular Participações S.A.	Common	%	Preferred	%	Total	%
Telpart Participações S.A.	69,932,746,629	53.13%	6,331,757,946	2.85%	76,264,504,575	21.55%
	19.76%		1.79%		21.55%
Minority	61,698,891,844	46.87%	215,963,073,196	97.15%	277,661,965,040	78.45%
	17.43%		61.02%		78.45%
Total	131,631,638,473	100.00%	222,294,831,142	100.00%	353,926,469,615	100.00%

CAPITAL STOCK EVOLUTION

In April 2005, in an Annual General Meeting, the Company approved a capital stock increase of Telemig Celular Participações S.A. amounting to R$23,069,580.77, pursuant to the incorporation of part of the credit held by the controlling shareholder, Telpart Participações S.A., in respect of the Company, in the form of a Special Goodwill Reserve. This amount is equivalent to the effective fiscal benefit earned by the Company due to the amortization of the deferred assets in the fiscal year ended December 31, 2004.
The shares issued as a result of the capitalization were allocated to the controlling shareholder, Telpart Participações S.A., and the other shareholders had the chance of exercising their preemptive rights at the subscription. The capital increase maintained the proportion of the number of shares of all classes, and each shareholder could exercise their preemptive rights in proportion to the number of shares of the same classes as those they held. Overall, the Company issued 1,433,505,611 common, nominative, no-par value shares and 2,420,853,310 preferred, nominative, no-par value shares.

DIVIDEND DISTRIBUTION

In 2005, the Company allocated R$80 million as dividends related to fiscal year 2004, and the value per thousand common and preferred shares amounted to R$0.228524.

Dividends		(R$ per thousand shares)

	Common Shares	Preferred Shares
2005	0.2285	0.2285
2004	0.1177	0.1177
2003	0.1110	0.1110
2002	0.0693	0.0693
2001	0.0733	0.0733

During fiscal year 2005, the Company carried out the reversal of the dividends provided for in the amount of R$678 (2004 - R$1,264).The reversal was accounted against income credits accrued in the shareholders' equity.
In the Annual General Meeting held on April 26, 2005, the Company decided on the payment of complementary dividends in the amount of R$38,783, related to year 2004.

RISK MANAGEMENT

It is fundamental that the Company be prepared to face potential challenges presented by the market, the environment, the political environment, and by regulatory decisions. Telemig Celular adopts a series of initiatives in order to avoid potential scenarios that do not meet its initial expectations.

Risk Management Area

In the beginning of 2006, the Company created its risk management area, aimed at becoming the main link between the operating and the Corporate Governance areas, in order to ensure that the initiatives carried out accurately take into account and evaluate the business risks.
The risk management area will be responsible for ensuring that business goals and strategies are achieved, timely identifying and communicating the need to adequate operating procedures as a way of lining up the risk exposure level with Telemig Celular's guidelines.

Product Risks

Telemig Celular bases its product and service launching decisions on careful market analysis, identifying the opportunities through surveys and the data stored in the Customer-Oriented System (COS). The correlation of data makes possible the identification of the profile of each customer and the structuring of campaigns and promotions specifically tailored to them or to certain regions or municipalities, for example.
An important asset to remain updated is the adoption of an open partnership model with companies developing solutions, services and content for mobile telephony. In 2005, the Company began to use the CRMais tool, which enables Customer Relationship Center (CRC) representatives to check, immediately, what is the customer's usage and behavior patterns, and offer products and services suitable for their profile.

Another decisive step to ensure competitiveness and minimize obsolescence risks was the launching of the GSM/EDGE technology, consolidated in 2005. Thanks to that, the Company began to offer its customers advanced data solutions, with high-speed transmission.

Market Risks

Telemig Celular is committed to act pursuant to the Brazilian Consumer Protection Code, the norms regulating Brazil's telecoms industry, and the clauses of contracts it enters into with its customers. It also ensures the confidentiality of the information concerning its customer base, pursuant to the Federal Constitution.
The Company follows a rational path, pursuing sustainable growth in a highly-competitive environment. It does not participate in irrational price wars; however, it neglects neither the growth of its customer base nor the pursuit of consumer retention. Accordingly, it invests in differentials, such as: (i) its position, at the technological forefront of its industry; (ii) wider signal coverage (both in GSM/EDGE and in TDMA); (iii) good service quality; and (iv) the offer of an ample and consolidated portfolio of solutions capable of attracting and retaining customers, even if its prices are equal to, or higher than, those of the competition. The launching of the Charging Gateway in 2005 is a good example of these differentials.
In addition, it adopts an open and transparent communications strategy with its users, showing that it works in the real world, for real customers, pursuing solutions that can effectively improve life.
In order to be perceived as a company that is really concerned with consumer relations, it creates rational and emotional ties with them. In this sense, the relationship program Você and the CRC are instrumental for Telemig Celular. For that reason, the Operator constantly invests in training its teams and carries out a daily monitoring of the reasons for, and the answers to, the customers' calls.
In 2006, a new Operator should effectively enter into the Minas Gerais market. In order to face this new competitor, Telemig Celular intends to adopt a more aggressive strategy in terms of prices and marketing, and, therefore, maintain the expansion of its customer base and sustain its leading market position.
The Company will also invest in the expansion and consolidation of its GSM/EDGE network, further qualifying its services and covering an even larger area of the state of Minas Gerais. In addition, it will maintain the quality levels of its TDMA plant operations.

Technological Risks

The Company remains committed to the expansion of its GSM/EDGE network and services. The technology also enables it to make available to its customers the most advanced mobile handsets and other features. Telemig Celular also invests resources in the Information Technology area and in the development of technological platforms. In 2005, it had already carried out several tests with new technologies, such as VoIP, WiMAX and PoC. The Company is ready to adopt them, to the extent that they prove to be convenient to the Company's operating and marketing goals.

Environmental Risks

Telemig Celular bases its activities on the compliance with the Environmental Policy it adopted in 2003, with the following guidelines:

  •  Fulfill the entire Environmental Legislation applicable to its activities, products and services.
  •  Promote continuous initiatives to raise the awareness of its employees regarding the importance of the environment.
  •  Place the environmental issue as a highly-relevant factor in all procedures related to the planning, installation, operation and maintenance of its undertakings.
  •  Constantly pursue the enhancement of its procedures, aimed at adopting methods and techniques that prevent pollution and minimize environmental impacts.
  •  Rationally use any natural raw-materials or nature-derived inputs, such as water and electricity.
  •  Take into account—when planning and building telecoms stations—solutions that reduce the visual impact on the urban landscape surrounding its undertakings.
  •  Ensure that the electromagnetic emission levels of its stations remain within the limits established by Anatel.
The ISO 14001 certification establishes practices that prevent potential incidents and contribute to the environmental preservation, such as: (i) collection of used batteries; (ii) preventive maintenance of base stations; (iii) selective collection of residues; (iv) measurement of noise emissions; (v) fire prevention programs; and (vi) appropriate disposal of fluorescent lamps. To maintain the certification, the certifying company performs two annual audits to verify if the guidelines of the ISO 14001 norm are really being enforced.

Climate or disaster risks

In 2005, the Company installed the backup site of its Computer Center, which ensures the maintenance and the use of the stored information, even in case of disasters or other problems.
The Company's Customer Relationship Center (CRC) is interconnected to the one of Amazônia Celular, which makes the operation more efficient—as representatives of both companies have access to each other's data—and increases safety levels—as the database of a company can substitute the database of the other one.
In addition, all assets of higher value are duly insured.

Investment Risks

Investment decisions are made based on surveys that increase the likelihood of their precision. In 2005, the Company created its Funil de Inovação (Innovation Funnel), a project management system that selects, among several proposals presented by the employees, those that effectively have potential to add value to the business.
From the financial point of view, investment decisions take into account the incremental cash flow of the projects, evaluated based on the following criteria: net present value (NPV), return rate (RR), and payback period. The evaluation of discounted cash flows is also carried out through scenario and sensitivity analyses to confirm the potential for creating or adding value to the projects.

Commercial Process Risks

To unify the rules for commercial operation processes, the Company created a Process Management sector, which interacts with the other support areas of Information Technology, Finance and Human Resources. It carries out analysis of the market operation; identifies areas that can bring risks or can be improved; and defines premises for qualifying the commercial strategy, which is made feasible as Market-applicable Action Plans, defining the commercial process.

Regulatory Risks

The industry in which Telemig Celular operates is regulated by the Brazilian National Telecommunications Agency (Anatel). Together with its competitors, the Company may be subject to promote adaptations to comply with changes in the regulations. In order to find solutions in case of measures that may harm it, the Company is represented in Brazil's National Association of Cellular Operators (ACEL), which gathers Brazil's SMP operators.
In 2005, Anatel carried out a Public Hearing on the new Regulation for the Provision of Personal Mobile Services, with clauses that may affect the performance of the operators. In order to protect itself against potential changes, the Company always makes projections taking into account two scenarios—current and changed—trying to anticipate solutions that may minimize potential negative impacts and take advantage of positive issues.

Reputation Risks

In 2005, Telemig Celular had its name involved in corruption accusations at the Mixed Parliamentary Inquiry Committee (CPMI), which verifies potential wrongful conduct at the Correios, Brazil's federal postal service company. It adopted a proactive attitude, sending documents that would dispel any suspicions about the Company's honesty, even without a previous order to do so. In addition, it received representatives from the Brazilian Securities and Exchange Commission (CVM), who had full access to the Company's financial information and did not find any irregularity. Thanks to these actions, the Company believes it has provided all clarifications needed, as both the media and the CPMI representatives virtually took the Company away from the headlines. The committee's final report is expected to definitely settle the case.

Bad Debt Risks

The customer credit concession policy is constantly updated. In 2005, two revisions were carried out to reduce the product acquisition risk. The Company also hires the services of specialized collection agencies, to manage the portfolio of defaulting customers. In addition, it periodically revises its policies to negotiate with defaulting customers, in order to increase the likelihood of debt repayment and, at the same time, to control potential consumer initiatives carried out in bad-faith.
To reduce default rates, it adopts a proactive behavior, indicating to the consumer the plans that are most adequate for their consumption and income profile, even if this may represent lower revenues in the short-term.

Financial and Liquidity Risks

At the end of December, Telemig Celular had a consolidated debt amounting to R$236.2 million, of which R$187.3 million were allocated in the long-term. Regardless of its solid and substantial cash flow generation—totaling R$706.3 million at year-end—the Company adopts a conservative policy in the use of loans and financing, especially in foreign currency. The Company's entire debt was denominated in foreign currency, and Telemig Celular had foreign currency hedging instruments for 100% of that amount at year-end.

Because its cash exceeded its debt by R$450.1 million, the Company's liquidity position was very strong at the end of the period. This position substantially reduces the risks associated to potential default of the Company's financial obligations over 2006.

DISCLOSURE OF SERVICES OTHER THAN THOSE OF INDEPENDENT AUDITING

During fiscal year 2005, PricewaterhouseCoopers Auditores Independentes, provided the Company and its Subsidiary, Telemig Celular S.A., only services related to external auditing. This information is in line with the provisions of CVM Instruction 381.

ACKNOWLEDGEMENTS

The Management of Telemig Celular Participações S.A. would like to thank its shareholders, the regulatory bodies, its customers and suppliers, as well as the financial institutions, for their support and trust. In addition, the Company would also like to thank its employees for their dedication and involvement. Without them, we could never have achieved the results we did.

Brasília, March 16, 2006.

The Management

AWARDS AND RECOGNITION IN 2005

IstoÉ Dinheiro Award—Telemig Celular received the "As Melhores da Dinheiro 2005,” in the Telecoms category, which was offered by magazine IstoÉ Dinheiro, one of the most important awards in Brazil. It evaluates the following indicators: financial sustainability, human resources, innovation, quality, environment and social responsibility. This is the second time Telemig Celular receives this award.

500 Melhores e Maiores Empresas—Telemig Celular is part of the select group of Brazil's 500 best and biggest companies in the ranking prepared by the magazine Exame and published in its special edition “Melhores e Maiores 2005.”

Valor Carreira – As Melhores na Gestão de Pessoas—Telemig Celular received the award “Valor Carreira - As Melhores na Gestão de Pessoas,” granted by the newspaper Valor Econômico. This prize recognizes the best companies in terms of personnel management. Published on the October issue of the magazine Valor Carreira, it is one of the industry's most important awards.

ABRAREC Award - Estratégias Vencedoras de Relacionamento – 2005—After winning in the Telecoms category, Telemig Celular's program Você received the “Melhor Programa de Relacionamento com Clientes do Brasil” Grand Prize, granted by ABRAREC (Brazilian Association of Customer-Company Relations). The ABRAREC Award, recognizes the winning customer relationship strategies, being one of the most important awards in the industry.

Abanet Award—Clicnet received the bronze medal in the IV Edition of the Abanet/MSN Award, granted by the Brazilian Association of Advertisers (ABA), in partnership with MSN, the services and content portal of Microsoft. This award is aimed at evaluating and highlighting web-based works that bring effective results to the companies.

Aberje Award—Clicnet and the magazine Pulse—internal communication vehicles of Telemig Celular—were awarded as Brazil's best intranet and internal magazine by Aberje (the Brazilian Association of Business Communications). Clicmais was also recognized, in September, as the best internal newsletter of the Center-West/East regions.

Prêmio Padrão de Qualidade em B2B—Telemig Celular received the B2B Quality Standard Award in the Telecoms Operators category. The recognition was granted by B2B Magazine, and it is aimed at highlighting the best practices in web and Information Technology in Brazil. The winning case of Telemig Celular was the MasterSaf system, a tax control software introduced by the Information Technology (IT) area in partnership with the fiscal area. The system is used to calculate taxes and to fulfill fiscal requirements.

Prêmio Info Corporate - Os Melhores Cases de TI—The Charging Gateway system received, in November, the Award “Info Corporate - Os Melhores Casos de TI.” This award, granted by the magazine Info Corporate, of Editora Abril, selects the best IT cases. This edition had 88 entrants from 58 companies and public entities. Participants were classified in ten categories, according to their industries.

VII Prêmio Minas—Desempenho Empresarial—Telemig Celular received the VII Prêmio Minas—Desempenho Empresarial, granted by the magazine Mercado Comum, specialized in corporate management. The Operator was the first company in the categories: “Industry Leadership in Minas” (Communications/Telecoms), and “Minas Excellence Company”.

Top of Mind—Telemig Celular was the winner of the Top of Mind Award—Marcas de Sucesso, in the category Leadership (Cellular/Telecoms Companies). In the 2005 edition of the award, granted by the magazine Mercado Comum to the most successful brands in Minas Gerais, 1,200 people from the 25 largest cities in the state were interviewed.

As Maiores de Minas 2005—This award evaluates the performance of the companies headquartered in Minas Gerais through the analysis of their balance sheets by Teixeira & Associados Auditores e Consultores.

ISO 14001—The Environmental Management System (SGA) certification was renewed, pursuant to the ISO 14001 norm.

Selo de assiduidade—granted to Telemig Celular for regularly holding quarterly meetings over the last four years, it shows the Company's deep commitment to the market.

SOCIAL REPORT

MESSAGE TO SOCIETY

As Telemig Celular understands that its actions have a decisive impact on the quality of life of future generations, it devotes its efforts to contribute to the social, economic, cultural, athletic and environmental development of Minas Gerais and Brazil. In order to do that, in addition to preparing and being part of projects with effective social impact, it encourages the formation of a network of partnerships, so as to streamline the actions of public, private and independent agents, whose common purpose is to change society.
The Company's performance is based on indicators of social responsibility from the Ethos Institute, which are monitored by an Internal Committee, responsible for evaluating the performance of each area and the enhancement of the data collection tools. In addition, it promotes good practices among suppliers, in order to make them understand the relevance of these practices and apply the corporate responsibility in their daily routines.
In 2005, the Company proudly celebrated the fifth anniversary of the Telemig Celular Institute (ITC). The ITC fulfilled successfully its role of coordinating and qualifying the Company's social activities, turning them into official public policies and quality benchmarks. In its quest for a better future, it chose children and teenagers as the target of its social initiatives. In order to offer this public the guarantee of their rights and to ensure for them ways of reaching better social conditions, the ITC chose to centralize its efforts in a small number of actions, which, nonetheless, are capable of transforming their lives.
The Institute manages the Programa Pró-Conselhos, which is aimed at structuring and strengthening the Guardianship Councils (Conselhos Tutelares - CT) and the Council for the Rights of the Child and the Adolescent (Conselhos da Criança e do Adolescente -CDCA) and should fully complete—in mid 2006—its first assignment, that is, to be able to promote the installation of these bodies in all municipalities of Minas Gerais. The conclusion of this stage encourages the Company to continue a series of complementary training initiatives for council members and employees, thus recognizing the efforts of those who fight for the full enforcement of Brazil's Statute of the Child and the Adolescent (Estatuto da Criança e do Adolescente – ECA).
One of the highlights of 2005 was the change in the format of the Seminário Estadual do Pró-Conselho (Pro-Council State Seminar), which represents one of the most important spaces to spread the relevance of the CTs and CDCAs to society and disseminate knowledge about the issue. The seminar was regionalized, allowing an even closer approach between members and representatives of governments and NGOs from each location in Minas Gerais. In addition, a new project was initiated within the Pró-Conselho: the Indicators of the Pró-Conselho, which compiles data from bodies of each city and town to support the self-evaluations and the preparation of plans that strengthen them.
In 2005, Telemig Celular also continued to transfer the knowledge it acquired with the Pró-Conselho in Minas Gerais for the development of Pró-Conselho Brasil, a program that is following the lead of the Telemig Celular Institute in order to achieve the same results on a national scale.
The Company's volunteering program has also progressed, aligning itself even more to the strategy of targeting children and teenagers as the preferred public for these social initiatives. A partnership was established with the Movimento de Luta Pró-Creches (Pro-Day Nursery Movement), and now, in addition to being wider, the initiatives include volunteering through knowledge, that is, employees also help manage the day-nurseries.

The initiatives of Telemig Celular in favor of society also include the sponsorship—with own funds or through incentive laws—of the most varied forms of art. In the period, the audiovisual segment received a more intensive support, with the sponsorship of full- and short-length movies, without neglecting other programs, which have already become a tradition in Minas Gerais, such as the Telemig Celular Musical Circuit. By supporting several forms of cultural expression, the Company contributes, at the same time, to reveal talents and to provide general access to quality art, which encourages reflection and fosters well-being.
Another concern taken into account when initiatives are being decided is the offer of new opportunities. And a way of doing that is through encouraging the practice of sports. In 2005 the 6th edition of Telemig Celular Volleyball Cup took place. In addition to encouraging the healthy habit of practicing sports, it contributed to the unearthing of talents: in six years, over ten athletes were hired by Telemig Celular Minas, a club that has been sponsored by the Company since 1998. Telemig Celular also began to sponsor Unitri, a basketball team from Uberlândia.
In the environmental area, the Company, which was already the first mobile telephony operator in Latin America to receive the ISO 14001, renewed its certification. Because it believes its employees are its most important competitive asset, Telemig Celular continued to invest in the creation of learning opportunities. This incentive, together with fair compensation and ethical and non-discriminatory practices, fosters the development of a high-productivity working environment where comradeship is constantly present.
All these achievements demonstrate the success of the dissemination of Telemig Celular's corporate values among the employees, who internalize them and put them into practice. Now, instead of just 2,378 employees, the Company has 2,378 entrepreneurs, i.e., people committed to the creation of value for society, customers and shareholders.
Telemig Celular is fully committed to contribute to social, economic and environmental improvements. It is perfectly aware that, in order to help build a better country, it must, and can, rely on the support of its partners—employees, shareholders, customers and consumers, public and private bodies—which have always demonstrated their willingness to assist in the overcoming of this challenge. The Company wishes to thank all of them and to invite them to increasingly reinforce their participation in the promotion of citizenship.

RELATIONSHIP WITH INTERNAL PUBLIC

The Human and Corporate Development (Desenvolvimento Humano e Empresarial - DHE) area of Telemig Celular strives to provide opportunities for the personal and professional growth of the employees. This is carried out through a series of practices that are in line with the Company's Business Plan, and focused on the development of competencies and the achievement of outstanding results.

EMPLOYEES

Telemig Celular believes employees are responsible for producing impressive results for the organization. Accordingly, it adopts a selection procedure based on competencies—such as Business Command, Results-Orientation, Innovation and Creativity—to verify the availability of employees to take on challenges.
At year-end 2005, Telemig Celular had 2,378 employees, which represents an addition of 252 employees in comparison to the previous year, primarily due to its entry into the Triângulo Mineiro region. In the period, the Company carried out its Manager Training Project for Selection Based on Competencies, in which managers from the front-office—over 100 people—were trained at the Corporate University to select employees based on the human competencies defined by the Company.

Selection and integration

In order to qualify the internal and external employee selection procedures, Telemig Celular launched, in 2005, a selection project based on two web games "Empresariar" (To Enterprise) and “Aventura no Mundo Telecom" (Adventure in the Telecoms World), which focus on the competencies and the knowledge about the Company and the telecoms industry.
In addition, candidates can still send their CVs via the Internet.
With the beginning of operations in the Triângulo Mineiro region in March, the Company had to increase the number of its employees. Accordingly, 112 people were hired, through a Recruitment and Selection process that took 43 days. Over 1,500 CVs were evaluated.
In order to integrate the recently-hired employees, the Company maintains a program called “Entrando no Time" (Getting into the Team), which is carried out via the Virtual Campus and introduces the Company, its values and the telecoms market.

Inclusion

The Operator continued its Diversity program, which is aligned with its social inclusion policy and strives to promote the integration of employees with special needs. The initiatives include activities involving both the new employees and the other teams, and promote respect for, and appreciation of, differences.

New talents

The internship program Jovens Talentos (Young Talents), which selects interns to participate in various areas, completed two years, with an increase in the number of hired young talents: 50% of participants were hired in 2005; in the previous year, only 36% of participants were hired.

Dismissals

The Company is also concerned with respecting and valuing employees who are leaving its workforce, whether it was their option or otherwise. The dismissals for cause are only carried out when no other alternative is available. When employees are leaving the Company voluntarily, they are interviewed to evaluate the reasons for the dismissal and to improve the Human Resources policy.

Corporate education

Telemig Celular continued to carry out its human and professional development programs with the utilization of the most advanced resources and technologies adopted by its Corporate University (Entrepreneurial Technology Institute—ETI). The goal of the University is to make accessible educational solutions for the development of the human and entrepreneurial competencies required for the adoption of the business strategies. In order to do that, it constantly invests in the enhancement of the channels adopted to disseminate its corporate education and culture. In 2005, the Company launched the mobile learning, a pioneering initiative in Brazil, which enables users to participate in classes through their mobile handsets.

In the period, it invested R$4.2 million in training carried out by the Corporate University, which exceeds by R$1.8 million the amount earmarked for them in 2004. Overall, there were 211,781 participants, with a total load of 238,908 hours, which means a 52.85% and 58.48% growth, respectively, in comparison to the previous period.

CORPORATE COMMUNICATIONS

In order to maintain employees informed about the Company's business, it makes available to its internal public the following communications instruments:

Clicnet — the Intranet approaches over 3,000 people (employees, interns and outsourced employees) and integrates data, procedures and methods. Every day, it is accessed by 91% of the employees, with an average of three connections per day.

Clic + — a weekly printed publication, it is a quick guide on the Company's news and initiatives and functions as an incentive for employees to access the Clicnet. In 2005, Clic+ had 52 issues, in addition to two special issues.

Campaigns — they provide information to employees and reinforce the initiatives of the Company's several areas for their knowledge and participation.

Events — the Company carries out a series of events aimed at strengthening business values, goals and strategies. In 2005, over 30 events were carried out, with a special highlight to "Conversando com o Time" (Chatting with the Team), which takes place quarterly and promotes a qualified dialog between those who lead and those who are led.

COMPENSATION AND BENEFITS

In line with international trends, Telemig Celular compensates its employees according to their competencies, skills, knowledge, behavior effectively shown, and fulfillment of their proposed goals for the year. Employees' payment consists of a direct and an indirect compensation and, currently, the salaries paid by the Company are above the average paid in the Brazilian telecoms market.
In 2005, the Company distributed R$4.2 million related to the 2004 Profit Sharing Scheme, which represented an average of 1.44 salary per employee. Telemig Celular also grants a series of benefits, which exceed the legal requirements, such as meal allowance, staple food basket, medical and dental assistance and drugstore allowance. It also offers its employees a defined contribution private pension scheme, Celprev. In addition, it maintains a Stock Option Plan for some of its executives.

LIFE QUALITY

The professional performance of the employees is directly related to their well-being. Telemig Celular has developed, since 2001, a program called "Vida Legal – Saúde Integral" (Nice Life - Full Health), which offers the basic conditions to promote health by means of fostering self-management of lifestyles.
Employees working at the Customer Relationship Center (CRC) also benefited from other initiatives, such as the program "Lazer Ativo" (Active Leisure) and Tai Chi Chuan sessions. The Company also carried out a flu vaccination campaign, which reached approximately 1,550 people, and AIDS prevention and antismoking campaigns.

OCCUPATIONAL SAFETY

Telemig Celular is constantly seeking to ensure a safe work environment for its employees and partners, through the adoption of initiatives that disseminate good practices among them and guarantee their well-being. In 2005, the training program to prepare and recycle emergency crews was continued and emergency evacuation simulations were carried out at the different units of the Operator.

Occupational Health and Safety Management procedures for third-parties were also adopted. Approximately 70 telecoms technicians and engineers took part in the Training on Safe Working at Heights (Curso de Segurança para Trabalho em Altura).

ENVIRONMENTAL MANAGEMENT

Telemig Celular bases its activities on the respect for the Environmental Policy it adopted in 2003 and which served as a subsidy for a multidisciplinary group of employees to prepare, in 2003, the Environmental Management System (EMS) that led the Company to become the first South American mobile telephony operator to receive the ISO 14001 certification.
In 2005, it created the Comitê do SGA (EMS Committee), consisting of 16 employees representing the most important areas for the continuation of the Environmental Management System. Each member of the Committee is responsible for maintaining the system in their working environment and for disseminating its ideas and principles. The Company carries out internal campaigns of awareness as a way of encouraging environmentally correct attitudes and disseminating good environmental practices among employees.
Telemig Celular also evaluates the activities of its service providers, systematically monitoring and training them. In addition, it strives to involve all service providers in awareness campaigns and sets forth criteria that should be followed by them in order to maintain their relationship with the Company.

TOXIC GASES AND RADIOELECTRIC EMISSION CONTROLS

To reduce the visual impact of its antennas and facilities, the Company developed solutions, such as antennas in the shape of pine trees that blend with the natural vegetation; disguised antennas that preserve the architectural features, especially of historical buildings; and the painting of antennas using the same color as the buildings where they are installed. In 2005, the Company installed 75% of metal conical lamp posts (postes cônicos metálicos), with smaller visual impact. In addition, the Operator shares structures with other companies for the installation of new equipment.
Through its "Programa de Monitoramento de Ruído" (Noise Monitoring Program), it also controls noise emission in its Radio Stations (BSs) in inhabited areas. In 2005, the Company included among its Environmental Aims and Goals a plan for noise reduction, in which 246 stations were monitored and 44 noise reduction initiatives were carried out.
Telemig Celular reduces the emission of its stationary engines and diesel vehicles through the monitoring of their pollution and its preventive maintenance practices. It is also concerned with installing air conditioning systems that do not use CFC (chlorofluorocarbons – gases that destroy the ozone layer).
In 2005, the Company recorded a 4% energy reduction per consuming unit (Kwh/UC), as a result, among other things, of the adoption of the more efficient GSM technology. The Company also monitors, the electromagnetic emissions of its BSs, ensuring that they are within tolerable levels.

The maintenance of sites and access roads of the Base Stations is carried out annually so as to reduce erosions and the risk of accidents that may result in damages to the vegetation, the land, the fauna and the population of these localities.

The Company adopted its internal emergency procedures, including the fight against chemical leaks, in the training to prepare and recycle the teams and in the simulations.

BATTERY COLLECTION

All Telemig Celular units have battery collection facilities, and the Company uses internal vehicles and alternative media to promote the delivery. To reduce the volume of discharged batteries, it provides consumers with guidance on how to properly use them. In addition, the Company adopts a garbage selective collection program in its management units, stores, buildings, CRC and SCs (Switching Centers).

RELATIONSHIP WITH SUPPLIERS

The quality of Telemig Celular's relations with its over 10,000 suppliers—of which only 4,000 are active—is guaranteed by the egalitarian treatment provided to all companies participating in the competition and selection process or who are interested in offering its products and services.
Depending on the supplier's segment, the Company requires specific documentation and certain clauses are inserted in contracts that must necessarily be met, including items related to the Environmental Management System of Telemig Celular and the prohibition of hiring child labor. When the contract refers to the provision of services, it is also demanded that those carrying out the work be legally hired, in addition to other labor requirements.
If the supplier is not exclusive and two or more companies are competing for the same contract, the company which not only meets its legal and labor duties—in addition to technical and social requirements demanded by the contract—but also carries out outstanding social initiatives, will receive extra points in the selection process. Each year, the Company visits its largest suppliers to check the fulfillment of the contracts in terms of socially responsible practices and the legislation in force.

Internet Portal

Telemig Celular maintains an Internet Portal exclusively dedicated to the suppliers, which are able to register their data and access information, consult payments made, unpaid invoices, purchase orders and commission statements, as well as to insert or consult invoices issued against Telemig Celular. In the website there is also a set of data on the policies for selecting and hiring suppliers, and the description of indispensable requirements for the selection.

CONSUMER AND CUSTOMER RELATIONS

For Telemig Celular its customers are essential to its growth and good performance. For that reason, it constantly works to: (i) improve its products and services to better serve them; (ii) understand their real needs; and, therefore, (iii) streamline the relationship it establishes with them, turning this relation into a bond based on trust, credibility and respect.

"CLIENTIVITY"

In order to increasingly enhance its relations with its customers, Telemig Celular created a "Clientivity" department, responsible for following the entire consumer cycle in its base, from the moment they begin to use its services up to the moment they end their relation with the Company, should that be the case. The idea is to have an in-depth understanding of the customers, focusing the initiatives on their interests. In order to do so, the Board of Executive Officers operates in three areas:

  •  Relationship Marketing

It is responsible for the program Você and maintains contacts with customers focusing on the improvement of the relation with them, also adopting retention strategies. To maintain customers in its base, whenever Telemig Celular detects an opportunity for offering a more advantageous plan to the consumer, based on their mobile usage profile, it contacts them, even if, at first, this represents a revenue reduction. There are also proactive retention initiatives, focusing on the "shielding" of value customers, and receptive ones, targeted at customers that get in touch with the Company. In the case of handset exchanges, whether via proactive or receptive relationship initiatives, the Company is focused on the convenience. A great part of the exchanges is carried out by means of own delivery services.

  •  Credit and Collection

The area is responsible for dealing with the financial relations with customers. In 2005, the Company improved practices that were considered to restrict access to the base. It also changed twice its credit policy, making it more competitive. The changes did not represent a reduction in the criteria for the concession of benefits, but a reassessment. The renegotiation policy was also reanalyzed. Customers settling their debt in cash are still able to negotiate a discount, but it will be lower than what was being offered before. If the debt is repaid in installments, the discount will only be received when the last installment is repaid.

  •  CRC

The Customer Relationship Center (CRC) is the key tool for the Operator to be recognized as a relationship company by the consumers. The Company's 1,300 representatives assist on average 1.7 million calls a month. Telemig Celular maintains its own CRC facilities because it believes that this is the way to get closer to the customer and their daily lives. Employees are constantly trained: in 2005 alone, the Company offered 68,417 hours of training sessions.
To improve the quality of the assistance, a daily evaluation on the volume and reason for the calls is carried out. Telemig Celular action plans are based on this. There is also a permanent quality improvement of the Audible Answer Unit (AAU), which concentrates 71% of the calls made to the CRC.

COMMUNICATION WITH CUSTOMERS AND CONSUMERS

The communication uses a language that is direct and can be easily understood by consumers, in line with the proposal of being perceived as a company that works for real customers, with real solutions, for the real world, and which always fulfills its promises.

All reading matter follows a series of procedures that take into account factors ranging from the font size to the clarity of the information, including contractual conditions, forms of service, innovative features and brand valuing. The Company uses empty spaces on bills or pre-paid recharge cards, among other materials, to reinforce its social and environmental campaigns.
In 2005, in order to provide further clarifications to its customers and consumers on its products and services, it also launched a new educational space in its institutional website, which is freely accessible through the Internet, called "Portal do Conhecimento" (Knowledge Portal). The contents and courses offered there were prepared by the Instituto de Tecnologia Empresarial (Entrepreneurial Technology Institute - ETI), the Corporate University of Telemig Celular.
Telemig Celular is committed to act pursuant to the Brazilian Consumer Protection Code (Código de Defesa do Consumidor – CDC), the norms regulating Brazil's telecoms industry, and the clauses of contracts it enters into with its customers.
It also ensures the confidentiality of the information concerning its customer base, pursuant to the Federal Constitution. In addition, it is also concerned with clarifying the general public on issues related to the health risks offered by electromagnetic waves.

CRM AND SURVEYS

The Customer-Oriented System (COS), one of the world's most updated Customer Relationship Management (CRM) tools, assembles substantial data about the customers, allowing the accurate identification of their profile and the search for adequate solutions to them. The COS also helps standardizing the information and the service provided, as it is accessed by all areas of the Company, which includes its own stores.

RELATIONSHIP WITH COMMUNITIES

Telemig Celular's commitment to society is not limited to providing comprehensive, high-quality services. For that reason, it develops a series of socially transforming initiatives.

SOCIAL PROJECTS

In December 2005, the Telemig Celular Institute celebrated its fifth anniversary. The entity is responsible for preparing and coordinating the Operator's social programs and projects and, since its creation, has invested its human and financial resources on a number of initiatives that favor the promotion of citizenship values among children and teenagers. To carry out these initiatives and be sure that it is meeting the public interest, it tries to involve a series of other corporate, governmental and nongovernmental organizations, which collaborate, evaluating programs and projects, and have a well-defined notion of the future steps.
The Pró-Conselho, created in 2001, remains the main initiative of Telemig Celular in the social arena. In addition, it strives for the creation and strengthening of the Guardianship Councils (Conselhos Tutelares) and the Councils for the Rights of the Child and the Adolescent (Conselhos dos Direitos da Criança e do Adolescente - CDCAs) in all municipalities of Minas Gerais, which has been provided for since 1990 by the Statute of the Child and the Adolescent (Estatuto da Criança e do Adolescente - ECA). In 2001, when the program was established, there were 276 cities with local CDCAs and 206 with CTs. On December 31, 2005, these figures changed to 809 with local CDCAs and 752 with CTs. The Company expects to reach 100% of the cities in

Minas Gerais, i.e., 853 municipalities with local CDCAs by July 2006, and 100% with CTs by December 2006.
Another innovation in the period was the program "Voluntários em Ação" (Volunteers in Action), which supports projects involving employees of Telemig Celular in social initiatives. An agreement was reached with the Movimento de Luta Pró-Creches (Pro-Day Nursery Movement), and the variety of services offered by the volunteers was increased. The changes further align the participation of employees and follow the guidelines of supporting and improving the quality of the initiatives targeted at child education.

CULTURAL DEVELOPMENT

In 2005, Telemig Celular allocated R$2.7 million (R$2.0 million in own resources and R$0.7 million in telecom services) and R$6.1 million through cultural incentive laws (R$5.3 million based on state and federal cultural incentive laws and R$0.9 million based on the Audiovisual Law) for the development of projects. The initiatives benefited approximately 165 thousand people. One of the highlights was the beginning of the Company's participation in the audiovisual segment, with the sponsorship of 25 productions, among full- and short-length movies.

ATHLETIC DEVELOPMENT

In 2005, Telemig Celular invested a total of R$5 million in sport initiatives, aimed at developing social projects and sponsoring teams and athletes.
The Telemig Celular Volley Cup is aimed at unearthing new volleyball talents and gathers students between 13 and 16 years old from the main Minas Gerais schools. The Company maintained its sponsorship of Telemig Celular Minas volley team, and began to sponsor Telemig Celular-Unitri, a basketball team.

RELATIONSHIP WITH GOVERNMENT AND UNIONS

In its Code of Ethics, Telemig Celular establishes restrictions to the behavior of its employees in relation to other companies and public bodies, with a view to prevent abusive practices and corruption.
Employees cannot use their position to take any advantages, for them or for third parties, strange to the Company's goals, not even to establish equity or commercial links, personally or through relatives, with business partners and/or competitors.
They are also forbidden from receiving gifts or favors arising from their internal professional relations or with third parties and companies related to the Company through commercial ties, with the exception of gifts of small or token value. Participation in events or trips paid by business partners is also prohibited, unless otherwise authorized by the executive officer in charge.
In addition, the Company neither finances politicians nor political parties.
In all its commercial, social, cultural and athletic initiatives, Telemig Celular attempts to gather representatives of each segment to foster the development of strategies that contribute to the promotion of social improvements. As an example, its project Minas 2020, launched in 2004, is aimed at improving the Human Development Index of Minas Gerais.

Unions

Telemig Celular acknowledges the unions as the legal representatives of the employees and tries to obtain, through negotiations, the best deal between their interests and those from the Company, provided its competitiveness and survival is respected. The Company's employees are represented by the Telecoms Workers Union of Minas Gerais (Sinttel-MG). Since the privatization, the Company has not faced any strike.

SOCIAL INDICATORS

TELEMIG CELULAR PARTICIPAÇÕES S.A.

R$ thousand	2003	2004	2005

REVENUES	1,337,159	1,433,987	1,424,676
Provision of sales and telecoms services	1,418,840	1,544,279	1,579,876
(-)Discounts granted	(69,016)	(90,032)	(129,818)
(-)Provision for doubtful accounts	(13,376)	(20,153)	(21,094)
Non-operating income (expenses)	711	(107)	(4,288)
SUPPLIES ACQUIRED FROM THIRD-PARTIES	(460,824)	(499,520)	(492,243)
Selling costs	(106,739)	(123,566)	(138,488)
Supplies, materials and services from third-parties and others	(354,085)	(375,954)	(353,755)
Gross Value-Added	876,335	934,467	932,433
RETENTIONS	(271,115)	(270,259)	(224,864)
Depreciation and amortization	(271,115)	(270,259)	(224,864)
NET VALUE-ADDED PRODUCED	605,220	664,208	707,569
VALUE-ADDED RECEIVED IN TRANSFER	136,391	150,314	145,152
Financial income	136,391	150,314	145,152
TOTAL VALUE-ADDED TO BE DISTRIBUTED	(741,611)	(814,522)	(852,721)
Value-added distribution	(741,611)	(814,522)	(852,721)
Payroll	(70,083)	(72,324)	(80,413)
Social charges	(27,756)	(36,005)	(40,601)
Taxes and fees	(363,415)	(432,368)	(454,524)
Interest and rent	(101,587)	(80,776)	(70,249)
Minority interest	(30,622)	(33,403)	(32,815)
Distributed dividends	(38,486)	(41,217)	(91,000)
Retained earnings	(109,662)	(118,429)	(83,119)

Annual Social Report 2005
Telemig Celular Participações S/A

1 – Basis of Calculation	2005 Amount (thousand Reais)			2004 Amount (thousand Reais)

Net Revenue (NR)	1,148,934			1,154,010
Operating Result (OR)	299,088			283,474
Gross Payroll (GP)	103,293			87,850

2 – Internal Social Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Food	9,796	9%	1%	7,517	9%	1%
Payroll taxes	40,601	39%	4%	36,005	41%	3%
Private Pension Plan	1,992	2%	0%	1,854	2%	0%
Health	4,644	4%	0%	3,561	4%	0%
Labor safety and workplace health	585	1%	0%	516	1%	0%
Education	n/d	n/d	n/d	n/d	n/d	n/d
Culture	n/d	n/d	n/d	n/d	n/d	n/d
Training and Professional Development	4,153	4%	0%	2,325	3%	0%
Day-care/allowance	478	0%	0%	356	0%	0%
Profi t/results sharing	17,721	17%	2%	20,478	23%	2%
Others	1,929	2%	0%	1,893	2%	0%
Total – internal social indicators	81,899	79%	7%	74,505	85%	6%

3 – External Social Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Education	0	0%	0%	0	0%	0%
Culture	7,552	3%	1%	6,367	2%	1%
Health and Sanitation	0	0%	0%	0	0%	0%
Sport	2,952	1%	0%	2,733	1%	0%
Combating hunger and malnutrition	0	0%	0%	0	0%	0%
Others	1,340	0%	0%	1,172	0%	0%
Total contributions to society	11,844	4%	1%	10,272	4%	1%
Taxes (excluding payroll taxes)	454,524	152%	40%	432,368	153%	37%
Total – External social indicators	466,368	156%	41%	442,640	156%	38%

4 – Environmental Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Investments related to production/company operations	636	0%	0%	538	0%	0%
Investments in programs and/or external projects	0	0%	0%	0	0%	0%
Total investments in environment	636	0%	0%	538	0%	0%
In relation to setting of annual targets to minimize waste, consumption in production/operations and increase effi ciency in use of natural resources, the company	( ) has no targets ( ) complies 51 to 75% ( ) complies 0 to 50% ( x ) complies 76 to 100%			( ) has no target ( ) complies 51 to 75% ( ) complies 0 to 50% ( x ) complies 76 to 100%

5 – Employee Indicators		2005			2004

No. Employees at end of period		2,378			2,126
No. of employees hired during period		744			547
No. of outsourced employees		1,073			726
No. of interns		48			58
No. of employees over 45 years of age		128			144
No. of women working in the company		1,328			1,124
% of management positions occupied by women		45.23%			41.09%
No. of Afro-Brazilian employees working at the company		756			676
% of management positions occupied by Afro-Brazilians		21.42%			19.63%
No. of employees with disabilities or special needs		50			53

6 – Information regarding business responsibility		2005		Targets 2006

Ratio of highest to lowest compensation in company		82.82			n/d
Total number of work-related accidents		9			0
Company-sponsored social and environmental projects were decided by:	( ) top Mgt.	(x) top Mgt. & mid-level	( ) all employees	( ) top Mgt.	(x) top Mgt. & mid- level	( ) all employees

Security and health standards in the workplace were decided by:	(x) top Mgt. & mid-level	( ) all employees	( ) all employees + Cipa	(x) top Mgt. & mid-level	( ) all employees	( ) all employees + Cipa

Regarding labor union freedom, the right to collective bargaining and In-house representation of employees the company:	(x) not involved	( ) follows OIT norms	( ) stimulates & adheres to OIT	(x) not involved	( ) follows OIT norms	( ) stimulates & adheres to OIT

The company pension plan covers:	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees

The profi t/income sharing plan covers:	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees

Supplier selection: the same standards of ethics and social/environmental responsibility practised at the company:	( ) not considered	(x) suggested	( ) required	( ) not considered	(x) suggested	( ) required

Regarding volunteer work by employees, the company:	( ) not involved	( ) supports	(x) sponsors and stimulates	( ) not involved	( ) supports	(x) sponsors and stimulates

Total number of consumer criticisms and complaints:	At company 539,906	Procon 3,563	in Court 2,675	At company n/d	Procon n/d	in Court n/d

% of complaints dealt with or resolved:	At company 99.997%	Procon 100%	in Court 100%	At company 100%	Procon 100%	in Court 100%

Total added value to be distributed (in thousand R$):	In 2005: 852,721			In 2004: 814,522
Distribution of added value (SAV):	58% government 10% employees 15% shareholders 8% third parties 10% retained			57% government 9% employees 13% shareholders 10% third parties 11% retaired

7 – Other Information

For further information, please contact our Investor Relations Department: Telephone: 55 61 3429 5600 - Fax: 55 61 3429 5626 - E-mail: ri@telepart.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations